Exhibit 99.3

Convenience Translation

Explanatory report of the General Partner
on information according to Sec. 289a para. 1, Sec. 315a para. 1 of the German Commercial Code

The information contained in the management report to the consolidated financial statements and the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2022 according to Sec. 289a para. 1, Sec. 315a para. 1 of the German Commercial Code (HGB) are explained as follows:

The share capital held by the Company's shareholders as of December 31, 2022, totals approximately €293 M, divided into 293,413,449 non-par bearer shares, and a nominal value of €1 each. As of December 31, 2022, the Company does not hold any treasury shares.

The rights of the shareholders are governed by the German Stock Corporation Act (AktG) and the Company's Articles of Association. According to these, each share shall be entitled to one vote at the Company's general meeting.

The General Partner, Fresenius Medical Care Management AG, in accordance with the Articles of Association is responsible for managing and representing the Company. It does not participate in the profit or loss or the net assets of the Company. The General Partner's management authority also encompasses exceptional management measures which do not require the approval of the shareholders. Vis-à-vis the General Partner, the Company is represented by its Supervisory Board.

The General Partner will cease to be General Partner of the Company if and when all shares in the General Partner entity are no longer held directly or indirectly by one party, which at the same time must hold, directly or indirectly by means of controlled company as defined in Section 17 (1) AktG, more than 25% of the Company's share capital. This does not apply if all the shares of the General Partner are held directly or indirectly by the Company. Additionally, the General Partner will cease to be the Company's General Partner if the shares in the General Partner are acquired by another person:

•	who does not at the same time acquire shares of the Company in the amount of more than 25% of the Company's share capital, or

•	who has not, within three months after the effectiveness of such an acquisition, submitted a voluntary or mandatory takeover offer to the Company's shareholders according to the rules of the German Securities Acquisition and Takeover Act (WpÜG); the fair consideration offered to the shareholders must also reflect the consideration which the purchaser pays for the shares in the General Partner, if the amount for such consideration exceeds the amount of its equity capital.

Convenience Translation

The grounds for withdrawal of the General Partner as provided by the law remain unaffected.

As of December 31, 2022, Fresenius SE & Co. KGaA, Bad Homburg v. d. Höhe, Germany holds 94,380,382 shares of the Company, which corresponds to a 32.17% holding and hence exceeds 10% of the Company's total share capital.

The appointment and removal of members of the Management Board of the General Partner by its Supervisory Board are governed by Sections 84 and 85 AktG.

Amendments to the Articles of Association of the Company can be made in accordance with Sections 278 (3), 119 (1) No. 6, 179 in conjunction with 133 AktG. The Articles of Association entitle the Company's Supervisory Board to make amendments to the Articles of Association which concern only its wording without resolution of the general meeting.

The General Partner is entitled, subject to approval by the Supervisory Board, to increase the Company's share capital as follows in accordance with the resolutions passed by the shareholders at the general meeting:

•	Authorization to increase on one or more occasions until August 26, 2025 the Company's share capital by up to a total of €35 M by issuing new bearer ordinary shares in return for cash contributions (Authorized Capital 2020/I).

•	Authorization to increase on one or more occasions until August 26, 2025 the Company's share capital by up to a total of €25 M by issuing new bearer ordinary shares in return for cash contributions and/or contributions in kind (Authorized Capital 2020/II).

In both cases, the General Partner is entitled, with the approval of the Supervisory Board and in accordance with the resolutions passed at the general meeting, to take a decision on the exclusion of shareholders' pre-emption rights.

In addition, the share capital is subject to a conditional increase of up to €8.957 M. This conditional capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2011 based on the shareholders' resolutions of May 12, 2011 and May 12, 2016, provided the holders of such options exercises their rights and the Company does not issue any of its own treasury shares to settle those options. With regard to options issued to members of the Management Board of the General Partner, the Supervisory Board of that entity shall be responsible. Options under the Stock Option Plan 2011 could be issued for the last time in 2015 and can be exercised until 2023 at the latest if the exercise conditions are met.

In accordance with the resolution taken at the general meeting on May 20, 2021, the General Partner is authorized to acquire treasury shares until May 19, 2026 and up to a maximum of 10% of the share capital in place on the date of the resolution. At no time shall the acquired shares together with the treasury shares held by the Company or attributable to it pursuant to Sections 71a ff. AktG exceed 10% of the Company's share capital. The acquisition can be made via the stock exchange or by means of a public invitation to submit offers for sale. The authorization may not be used for the purposes of trading in its own shares. The General Partner is authorized to use the shares of the Company acquired on the basis of this or an earlier authorization for all legally admissible purposes, in particular also (i) to redeem them without any requirement for a further resolution to be taken at the general meeting, (ii) to sell them to third parties in return for contributions in kind, (iii) rather than using conditional capital, to award them to employees of the Company and its affiliates (including to members of the executive managements of affiliates) and to use them to service rights or commitments to acquire shares of the Company, and (iv) to service bonds with option or conversation rights issued by the Company or by affiliated companies as defined by Section 17 AktG. No treasury shares were acquired in 2022.

Convenience Translation

Under certain circumstances, a change of control resulting from a takeover offer could impact several of the Company's long-term financing arrangements which include market standard change of control clauses. These clauses give creditors the right to call for early repayment of outstanding amounts in the event of a change of control. However, with regard to most of these financing agreements – in particular in case of bonds placed on the capital markets – this right to terminate only exists if the change of control involves the Company's rating or the corresponding financing instrument being downgraded.

Hof an der Saale, March 2023

Fresenius Medical Care AG & Co. KGaA

represented by Fresenius Medical Care Management AG

as General Partner

sgd. Helen Giza	sgd. Dr. Katarzyna Mazur-Hofsäß

Member of the Management Board	Member of the Management Board

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